                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                AMENDMENT NO. 2
                                      to
                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934





                         The Boston Beer Company, Inc.
                         -----------------------------
                               (Name of Issuer)



                             Class A. Common Stock
                             ---------------------
                        (Title of Class of Securities)




                                   100557107
                                   ---------
                                (CUSIP Number)


    Check the following box if a fee is being paid with this statement ( )
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(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

         Mr. C. James Koch
         -----------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            --------------------------------------------------------------------

         (b)      X
            --------------------------------------------------------------------

(3)      SEC Use Only

         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization: USA
                                               ---------------------------------

Number of         (5)      Sole Voting Power:  4,980,524
Shares Bene-                                   ---------
ficially
Owned by          (6)      Shared Voting Power:  0
Each Reporting                                   -
Person
With              (7)      Sole Dispositive Power:  4,980,524
                                                    ---------

                  (8)      Shared Dispositive Power:  0
                                                      -

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person:
         4,980,524
         ---------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions):         X
                                        ----------

(11)     Percent of Class Represented by Amount in Row (9):  24.4%
                                                             -----

(12)     Type of Reporting Person (See Instructions):         IN
                                                          ----------

                                       2
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Item 1(a)         Name of Issuer:
---------         ---------------

                  The Boston Beer Company, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
---------         ------------------------------------------------

                  75 Arlington Street
                  Boston, MA  02116

Item 2(a)         Name of Person Filing:
---------         ----------------------

                  C. James Koch

Item 2(b)         Address of Principal Business Office or, if none, Residence:
---------         ------------------------------------------------------------

                  75 Arlington Street
                  Boston, MA  02116

Item 2(c)         Citizenship:
---------         ------------

                  USA

Item 2(d)         Title of Class of Securities:
---------         -----------------------------

                  Class A Common Stock

Item 2(e)         CUSIP Number:
---------         -------------

                  100557107

Item 3            If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b),
------            ---------------------------------------------------------
                  check whether the person filing is a:
                  -------------------------------------

         (a)      (  )     Broker or Dealer

         (b)      (  )     Bank

         (c)      (  )     Insurance Company

         (d)      (  )     Investment Company

         (e)      (  )     Investment Advisor

                                       3
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         (f)      (  )     Employee Benefit Plan, Pension Fund or Endowment Fund

         (g)      (  )     Parent Holding Company

         (h)      (  )     Group

                                NOT APPLICABLE
                                --------------

Item 4    Ownership:
------    ----------

         (a)      Amount Beneficially Owned:
                  --------------------------

         As of December 31, 1997, Mr. Koch owned directly 871,367 shares of the Issuer's Class A Common Stock and had the right to acquire directly (i) 4,107,355 shares of the Issuer's Class A Common Stock upon the conversion of an equal number of shares of the Issuer's Class B Common Stock held by Mr. Koch and
(ii) 1,802 shares of the Issuer's Class A Common Stock upon the exercise of vested stock options.

         In addition, Mr. Koch may be deemed to beneficially own 1,472 shares of the Issuer's Class A Common Stock owned by his spouse, 332,835 shares of the Issuer's Class A Common Stock held by a trust in which his children have a pecuniary interest, and 281,718 shares of the Issuer's Class A Common Stock held by a trust in which he has a pecuniary interest.
Mr. Koch disclaims such beneficial ownership.

         (b)      Percent of Class:
                  -----------------

         Mr. Koch beneficially owns 24.4% of the Issuer's Class A Common Stock. In addition, Mr. Koch could be deemed to be a beneficial owner, for purposes of this Schedule 13G, of an additional 616,025 shares of Class A Common Stock of the Issuer as described at item 4(a) above. Beneficial ownership of such shares would constitute beneficial ownership of an additional 3.0% of the Issuer's Class A Common Stock.

         (c)      Number of Shares as to which Reporting Person has:
                  --------------------------------------------------

                  (i)   Sole power to vote or direct the vote:  4,980,524
                                                                ---------
                  (ii)  Shared power to vote or direct the vote:  0
                                                                  -
                  (iii) Sole power to dispose or direct
                        the disposition of:  4,980,524
                                             ---------
                  (iv)  Shared power to dispose or direct the disposition of:  0
                                                                               -

Item 5            Ownership of Five Percent or Less of a Class:
------            ---------------------------------------------

                  Not Applicable.

                                       4
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Item 6            Ownership of More than Five Percent on Behalf of Another
------            --------------------------------------------------------
                  Person:
                  -------

                  Not Applicable.

Item 7            Identification and Classification of the Subsidiary Which
------            ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent
                  -----------------------------------------------------
                  Holding Company:
                  ----------------

                  Not Applicable.

Item 8            Identification and Classification of Members of the Group:
------            ----------------------------------------------------------

                  Not Applicable.

Item 9            Notice of Dissolution of Group:
------            -------------------------------

                  Not Applicable.

Item 10           Certification:
-------           --------------

                  Not Applicable.


                 * * * * * * * * * * * * * * * * * * * * * * *

                                       5
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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            /s/ C. JAMES KOCH
                                            ------------------------------------
                                            C. James Koch

Dated:   February 12, 1998

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